SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934
(Amendment No. 3)

World Wrestling Entertainment, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 par value per share
(Title of Class of Securities)

98156Q108
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Edward L. Kaufman, Esq.
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902
(203) 352-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copy to:
Michael C. McLean, Esq.
Kirkpatrick & Lockhart LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222
Facsimile: (412)355-6501

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$17,548,332.50	$1,419.66

(1)  Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 4,168,250 shares of Class A Common Stock, par value $.01 per share, of World Wrestling Entertainment, Inc., having an aggregate value of $17,548,332.50 will be exchanged and cancelled pursuant to this offer, in which one restricted stock unit (or, in some cases, a cash payment) is to be exchanged for every six such options tendered. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

(2)  Calculated by multiplying the Transaction Valuation by 0.00008090.

     [ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,419.66
Form or Registration No.:	Schedule TO.
Filing Party:	World Wrestling Entertainment, Inc.
Date Filed:	December 16, 2003.

     [     ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate box(es) below to designate any transactions to which the statement relates:

     [     ] third-party tender offer subject to Rule 14d-1.

     [ X ] issuer tender offer subject to Rule 13e-4.
     [     ] going-private transaction subject to Rule 13e-3.
     [     ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

i

     This Amendment No. 3 and Final Amendment to Tender Offer on Schedule TO amends and supplements the statement filed by the Company with the Securities and Exchange Commission on December 16, 2003, as amended, relating to the offer by the Company to certain employees to exchange certain of their outstanding stock options for the right to receive a restricted stock unit award from the Company, or under certain circumstances, a discounted cash payment, according to the terms set forth in an Offer to Exchange, dated December 16, 2003, as amended (the “Offer”).

Item 4.

     The Offer expired at 11:59 p.m., Eastern Standard Time, on January 15, 2004, and the Company has accepted for exchange pursuant to the Offer options to purchase an aggregate of 4,066,250 shares of Class A Common Stock of the Company. In exchange for the options tendered, the Company will grant an aggregate of 591,416 Restricted Stock Units and will make cash payments in the aggregate amount of approximately $0.9 million, which will result in a total compensation charge of approximately $6.7 million, of which the portion related to the cash payments to employees will be recorded immediately and the portion related to the grant of Restricted Stock Units to employees will be recorded over the 24 month vesting period. As a result, this compensation charge will be recorded as follows: approximately $2.0 million in fiscal 2004, approximately $3.6 million in fiscal 2005, and approximately $1.1 million in fiscal 2006.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Wrestling Entertainment, Inc.

By:	/s/ Philip B. Livingston

Name:	Philip B. Livingston
Title:	Chief Financial Officer

Dated: January 22, 2004

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EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Exchange, dated November 17, 2003 (filed herewith).*
(a)(2)	Introductory Letter and accompanying Letter of Transmittal (filed herewith).*
(a)(3)	Form of Restricted Stock Unit Award Agreement (filed herewith).*
(a)(4)	Form of E-Mail to Eligible Option Holders Announcing Offer (filed herewith).*
(a)(5)	Form of Election Withdrawal Notice (filed herewith).*
(a)(6)	Form of Reminder Notice of Expiration of Offer (filed herewith).*
(a)(7)	Form of Cover Letter (filed herewith).*
(a)(8)	Presentation (filed herewith).*
(a)(9)	Presentation (filed herewith).*
(a)(10)	Press Release (filed herewith).*
(a)(11)	The Company’s Annual Report on Form 10-K for its fiscal year ended April 30, 2003, filed with the Securities and Exchange Commission on July 3, 2003 (incorporated herein by reference).
(a)(12)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 25, 2003, filed with the Securities and Exchange Commission on August 29, 2003 (incorporated herein by reference).
(a)(13)	The Company’s Quarterly Report on Form 10-Q for the fiscal year ended October 24, 2003, filed with the Securities and Exchange Commission on November 21, 2003 (incorporated herein by reference).
(a)(14)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 13, 2003 (incorporated herein by reference).
(a)(15)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2003 (incorporated herein by reference).
(a)(16)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2003 (incorporated herein by reference).
(a)(17)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on July 31, 2003 (incorporated herein by reference).
(a)(18)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on September 22, 2000 (incorporated herein by reference).
(a)(19)	Form of E-Mail Regarding Summary Financial Information (filed herewith).*
(b)	Not applicable.

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Exhibit	Description
(d)(1)	The Company’s 1999 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1.A to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003(No. 333-84327)).*
(d)(2)	Form of Stock Option Agreement under the Company’s 1999 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1A to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003).
(d)(3)	Form of Voting Agreement by and among the Company, Vincent K. McMahon, individually and as trustee of the Vincent K. McMahon Irrevocable Trust, and Linda E. McMahon, dated as of November 17, 2003 (filed herewith).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.